UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 28, 2006

Via U.S. Mail

Mr. Jeffrey C. Mack
President and Chief Executive Officer
Wireless Ronin Technologies, Inc.
14700 Martin Drive
Eden Prairie, Minnesota 55344



      Re:	Wireless Ronin Technologies, Inc.
		Registration Statement on Form SB-2
      Filed August 29, 2006
		File No. 333-136972

Dear Mr. Mack:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document(s).


2. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3. Please file all omitted exhibits and all material contracts, including the Agreement with Marshall Special Assets Group, Inc.
Note that we will need additional time to review the exhibits once they are filed. We may have further comments.

4. Please avoid duplicative disclosure throughout the filing. In this regard, we note your disclosure under "Business Strategy" on pages 1 and 30. Please revise.

Cover Page

5. Please revise to condense into one statement the two statements referring to the underwriter`s option to purchase up to 675,000 additional shares.

Prospectus Summary

6. Provide balanced disclosure identifying the positive as well as the negative aspects of your business or inhibit disclosure about your strategic plans and competitive advantages.

7. To the extent practicable, simplify your discussion throughout this section, avoiding terms with which the reader may not be familiar or which may require lengthy definition. In this regard, it is not clear exactly what your business does. Please revise accordingly.

8. We note that you have included a list of customers for your products. Please disclose the basis for including the customers that you have selected. For example, you should indicate, if true, that they are your largest customers based on revenues. In this regard, please note that the inclusion of customers based on their name recognition is not appropriate.

Risk Factors, page 6

9. Avoid statements or clauses that may have the effect of mitigating the risks you present. In this regard, we note that the subheadings and the text of your risk factors include clauses, such as "even if,"
"while we," "if we are unable," "we cannot be sure," "we cannot predict," "we cannot guarantee," "we cannot predict," and "we cannot assure."

10. Please revise the following subheadings to clearly describe the risks associated with the facts you describe. Also note that it is not sufficient to merely state that your business, operations, or revenues may be adversely affected. Rather, discuss what the adverse effect may be:
* "While we anticipate that, based on our current expense levels, the net proceeds from this offering will be adequate to fund..." on page
7;
* "We depend on third party manufacturers, suppliers and service providers" on page 7;
* "Reductions in hardware costs could adversely affect our revenues" on page 8; and
* "If we are unable to successfully implement security measures protecting our..." page 10.

11. We note your disclosure on page 44 indicating that your articles of incorporation provide that your "directors shall not be personally liable for monetary damages to" you or your shareholders for a breach of fiduciary duty. Please discuss how such limitation on the directors` liability may impact your directors` determinations with respect to your business and operations.

12. Please discuss how a default on your debt obligations might impact your financial condition and business. We note that you recently defaulted on a debenture that was issued to Spirit Lake
Tribe.

Our future success depends on key personnel and our ability to attract and retain additional personnel, page 8

13. Please identify those persons you refer to as "key personnel."

Use of Proceeds, page 16

14. Please comply with Item 504 of Regulation S-B and specify how the
proceeds of the debt being paid with the proceeds of this offering were used. Also disclose how you intend to use any offering proceeds
remaining after the payment of your debt.   It is not sufficient
to
state to that the proceeds were used or will be used for a general purpose.

15. Please disclose the reasons for conducting this offering, as required by Item 504 of Regulation S-B. In this regard, we note that you have allocated a portion of the proceeds for the payment of outstanding debt, but you do not have any specific plans for the remaining proceeds.

Capitalization, page 17

16. In the capitalization table you present total common stock in the
June 30, 2006 As Adjusted column as $8,743. The item discussed in the narrative as being presented within the As Adjusted column is the issuance of 8,333 shares of common stock in lieu of cash interest payable to the Spirit Lake Tribe. Given the transaction described, it is unclear how the amount of common stock issued increased from $8,460 in the June 30, 2006 Actual column, to $8,743 in the As Adjusted column. Please reconcile this difference within your disclosures and include any corresponding discussion.

17. In addition, we note that the June 30, 2006 As Adjusted column reflects the issuance of 12% convertible bridge notes. Further, we note that you increased the current portion of the note payable balance as of June 30, 2006 by $314,466 to reflect this transaction.
Tell us how you would recalculate this adjustment amount utilizing the information you have provided in the narrative discussion of the pro forma adjustments. Please revise your discussion to provide sufficient detail of the components of this adjustment amount.

Management`s Discussion and Analysis of Financial Condition...,
page
21
Critical Accounting Policies and Estimates, page 21

Accounting for Stock-Based Compensation, page 23

18. In the final paragraph of your discussion related to stock-based compensation, the last sentence appears to be incomplete. Please revise the disclosure to complete the sentence.

Results of Operations, page 25

19. We note your discussion provides limited insight into the underlying reasons for variances and guidance on whether or not the historical results of operations and cash flows are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. The discussion should also focus on any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on your liquidity or income from continuing operations. Revise your results of operations discussion where appropriate.  Please refer to Item
303
of Regulation S-B and FRC Sections 501.12 and 501.13 for further guidance.

Liquidity, page 26

20. Please disclose whether you have enough funds to meet your cash requirements for the next twelve months.




Cost of Sales, page 27

21. Please quantify each of the factors that contributed to the decrease in the cost of sales.

22. You state that "...the cost of software incurred in the current period is presented in operating expenses." Please disclose why you believe it is appropriate to include the costs of such items within operating expenses as compared to costs of sales. As part of your response, please address the requirements of Rule 5-03(b)(2) of Regulation S-X which explains that a company should separately state the costs associated with the revenues presented on a disaggregated basis.

Operating Expenses, page 27

23. You explain that as a result of moving into new space you incurred higher costs for depreciation. Please tell us the amount of depreciation expense recorded in each of the line items for operating expenses and cost of sales for each period.

Liquidity and Capital Resources, page 27

24. We note your auditor`s report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose specifically within MD&A that there is substantial doubt about your ability to continue as a going concern. Discuss the pertinent conditions and events that give rise to this assessment, the possible effects of such conditions and events, and management`s plans to address such conditions and events.
Please refer to Section 607.02 of the Financial Reporting Codification for additional guidance.

Business, page 30

25. Please provide the disclosure required by Item 101(a) of Regulation S-B.

26. We note the statement on page 7 that you "rely on third parties to manufacture and supply parts and components for [y]our products and provide order fulfillment, installation, repair services and technical and customer support." Please identify the names of your principal suppliers, as required by Item 101(b)(5) of Regulation S-B.
Also file as exhibit the contracts with such suppliers.

Industry Background, page 31

27. Please identify any sources you reference to support assertions about your business or operations. Also confirm that such sources are publicly available for a de minimis amount.


Our Customers, page 34

28. Please disclose whether any of the identified customers account for more than 10 percent of your revenues and, if so, specify the percentage of revenues such customer accounts for.

Agreement with Marshall Special Assets Group, Inc., page 39

29. We note that you entered into this agreement in May 2004.
Please
disclose whether you have received any payments pursuant to this agreement since October 2004.

Intellectual Property, page 40

30. Please disclose whether you have entered into any licensing agreements and, if so, describe the material terms of such agreements.

 Competition, page 40

31. If practicable, please disclose your competitive position among the identified competitors.

Management, page 42

32. Please disclose Mr. Thomas J. Moudry`s place of employment between July 2003 and June 2005.

Management, page 42

Executive Compensation, page 45

33. Within the table of Option Grants in Last Fiscal Year, you present a warrant granted to Mr. Ebbert to purchase 27,778 common shares at an exercise price of $0.09 per share. Please tell us if you recognized any compensation expense in conjunction with the granting of this warrant. If not, please tell us the reasons why, including any applicable accounting literature you used to support your position.

34. We note that you awarded the named executive officers warrants that are not included in the Summary Compensation Table. Please discuss the reasons for awarding the warrants. If the warrants were awarded in compensation for services provided to you, tell us why the warrants were not included in the compensation table.


Certain Relationships and Related Party Transactions, page 49

35. Please disclose whether the factoring agreement entered into with
Barry W. Butzow and Stephen E. Jacobs was on terms no less favorable than could have been obtained from an unaffiliated third party.

Description of Capital Stock, page 57

Warrants, page 59

36. You explain that your warrants are currently exercisable at prices ranging from $0.09 to $56.25. We are unable to locate a discussion of warrants issued with an exercise price of $56.25. This price range is also inconsistent with the disclosures provided in Notes M and N to your financial statements. Please revise the range of exercise prices to the extent necessary, or include a discussion of the warrants issued with an exercise price of $56.25, and correct the tables presented in Notes M and N of the financial statements.

Underwriting, page 63

37. Please disclose the conditions that must be satisfied to trigger the underwriter`s obligation to purchase the securities.

38. Please explain the meaning of the term "non-accountable expense."

Financial Statements, page F-1

Statements of Cash Flows, page F-9

39. We note that you present a line item within the reconciliation of net loss to net cash used in operating activities titled "Issuance of
Warrants for Short-Term Borrowings - Related Parties." Please tell us the nature of the transactions that are included within this line item, and why you believe they are appropriately presented as a reconciling item in the statements of cash flows.,

General

40. We note you raised capital through the issuance of convertible notes with shares of common stock and warrants to purchase common
stock.    We further note the shares of common stock and warrants
carry registration rights. SFAS 133 and EITF 00-19 contain guidance regarding the classification and measurement of warrants as well as instruments with embedded and freestanding conversion features. Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for the warrants you have issued and any embedded derivatives. If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/acctdis120105.pdf

Note A - Summary of Significant Accounting Policies, page F-11

2. Cash and Cash Equivalents, page F-12

41. You explain that you classify deposits and other liquid investments with original maturities of six months or less as cash equivalents. The guidance provided in paragraph 8 of SFAS 95 explains that generally, only investments with original maturities of three months or less qualify as cash equivalents. Please tell us why you believe your investments with original maturities of greater than three months qualify as cash equivalents.

3. Accounts Receivable, page F-12

42. We note from your disclosure on page 51 that you entered into a factoring agreement whereby you agreed to assign and sell certain receivables to related parties. Please expand your policy discussion to provide the applicable disclosures required by SFAS 140. In addition, within the discussion on page 51, refer the reader to where they may find more information regarding the accounting treatment applied to the receivable sales.

Note B - Concentration of Credit Risk, page F-18

43. We note that you have combined the sales of your major customers and reported total percentages of sales amounts for the years ended
December 31, 2005 and 2004 and the interim periods ended June 30, 2005 and 2006. Please comply with paragraph 39 of SFAS 131 and disclose the percentage of sales from each major customer.

Note C - Inventories, page F-18

44. We note your inventory balance as of December 31, 2004 includes costs for software licenses. Please tell us and disclose the nature of the costs included within software licenses, how those licenses were used by you, and how you obtained them.




Note E - Other Assets, page F-19

45. We note your discussion of the items included within deferred financing costs. However, we are unable to locate a discussion related to the warrant to purchase 16,667 shares issued as consideration for Mr. Butzow`s personal guarantee of the business loan with Signature Bank, as discussed on page 50. Please revise the disclosure to include all material items within deferred financing costs, or tell us why the costs related to the warrant issued is not included within deferred financing costs.

Note F - Bank Lines of Credit and Notes Payable, page F-20

Short-Term Note Payable - Shareholder, page F-20

46. You explain that as a result of the extension of the note payable, the terms of conversion were adjusted, and you will record the costs of the induced conversion when the debt is converted.
As
discussed in the remainder of the document, we note your intention to record the costs of other induced debt conversions when the debt is converted.
Paragraph 4 of SFAS 84 explains that the fair value of the consideration given in the induced conversion shall be recognized as of the date the inducement offer is accepted by the convertible debt holder, which is normally the date the debt is converted, or when the parties enter into a binding agreement to do so.

As the offer of induced conversion has been accepted by the debt holders, please tell us why you have determined deferring recognition of these costs is appropriate. Also tell us how you intend to record the debt inducement costs in your financial statements.

Bridge Notes Payable, page F-21

47. We note you issued bridge notes in March, July and August of
2006
and recorded beneficial conversion features in conjunction with the issuances of these notes. Please provide us your calculations of the beneficial conversion feature amounts at the date of issuance of the notes, along with any necessary discussion to make the calculations understandable. In addition, please clarify within your disclosures why you will record additional amounts related to the beneficial conversion features if and when your initial public offering is completed.

Note G - Short Term Notes Payable - Related Parties, page F-21

48. We note your disclosure in which you explain the related parties were issued 33,332 shares of common stock valued at $7.20 per share as consideration for entering into these agreements. Please disclose how you determined the fair value of the shares issued.

49. We also note from pages F-24 and F-28 that as consideration for entering into the bridge notes, related parties were issued shares of common stock valued at $1.80 per share. Please disclose how the fair value of these shares was determined, and why the value is significantly below the shares issued as discussed above.

50. We also note that these agreements matured in March 2006, were extended through July 2006, and in August 2006 were subsequently converted into bridge notes. Please tell us whether the extension of the notes and the subsequent conversion to bridge notes was considered a modification of the terms of the notes, or as an exchange of debt instruments. Please provide us the analysis you performed under the guidance in EITF 96-19 for all notes whose terms were modified during the periods presented.

Short Term Borrowings - Related Parties, page F-22

51. You explain that these borrowings are secured by specific accounts receivable balances, and the borrowings are due when those accounts receivable balances are paid. This transaction appears to be the same as that discussed on page 51, as the number of shares underlying the warrants issued to the counterparty is the same. However, the discussions of the transactions are different. The discussion on page 51 explains that the receivables are sold pursuant to a factoring agreement, whereas here the receivables are only securing borrowings made by the company. Please revise the applicable discussions so they are consistent. In addition, revise the disclosure to provide the amount of the borrowings secured by the accounts receivable.

Note H - Deferred Revenue, page F-23

52. You explain that during 2004 you were required to refund the customer for unsold units; however, in 2006 you recognized the remaining deferred revenue as a result of the expiration of the agreement. It is unclear why you would recognize the remainder of the revenue if you were required to refund the customer for unsold units in a prior year. Please revise your disclosure to clarify these transactions.

Note K - Long term Notes Payable - Related Parties, page F-27
Convertible Debenture Payable, page F-27

53. As you state that you were "in violation with certain covenants, but [have] received a waiver for these violations through September
30, 2006", expand your disclosure to explain the specific covenants you were in violation of, and the extent to which you expect to be compliant with such covenants in the future.

Note R - Subsequent Events, page F-35

54. We note that in conjunction with the 12% convertible notes, you sold warrants to purchase 594,806 shares of common stock. Based on the assumptions presented in the disclosure, please revise your disclosure to also provide the fair value of the warrants issued.

Other Expenses of Issuance and Distribution, page II-1

55. Please provide estimates for all unknown amounts.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mark Wojciechowski at (202) 551-3759 or
Jenifer
Gallagher, Accounting Branch Chief, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3785 with any other questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	J. Gallagher
	J. Wojciechowski
	T. Richter
      C. Moncada-Terry
	VIA FACSIMILE

	Avron L. Gordon
      Briggs and Morgan, P.A.
      612-977-8650
Mr. Jeffrey C. Mack
Wireless Ronin Technologies, Inc.
September 28, 2006
Page 12